ROPES & GRAY LLP 1211 Avenue of the Americas New York, NY 10036-8704 WWW.ROPESGRAY.COM

September 21, 2015

Stone Harbor Investment Funds (the “Trust”)
31 West 52nd Street, 16th Floor
New York, NY 10019

Ladies and Gentlemen:

We are furnishing this opinion in connection with the proposed offer and sale by the Trust of shares of beneficial interest of its Stone Harbor Emerging Markets Debt Fund, Stone Harbor High Yield Bond Fund, Stone Harbor Local Markets Fund, Stone Harbor Emerging Markets Corporate Debt Fund, Stone Harbor Investment Grade Fund, Stone Harbor Strategic Income Fund, Stone Harbor Emerging Markets Debt Allocation Fund and Stone Harbor Emerging Markets Debt Blend Fund pursuant to Post-Effective Amendment No. 22 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A (File Nos. 333-141345 and 811-22037) under the Securities Act of 1933, as amended.

We have examined an executed copy of your Agreement and Declaration of Trust dated February 20, 2007 (the “Declaration of Trust”) and are familiar with the actions taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued shares of the Trust. We have further examined a copy of your By-Laws and such other documents and records as we have deemed necessary for the purpose of this opinion.

Based on the foregoing, we are of the opinion that:

1.	The beneficial interests in the Trust are divided into an unlimited number of shares.

2.	Upon the original issue and sale of any of the authorized but unissued shares of the Trust and upon receipt of the authorized consideration therefor in accordance with the Declaration of Trust in an amount not less than the applicable net asset value, the shares so issued and sold will be validly issued, fully paid and nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in every note, bond, contract, instrument, certificate or undertaking made or issued on behalf of the Trust. The Declaration of Trust provides for indemnification out of the property of the particular series of shares for all loss and expense of any shareholder or former shareholder of such series (or his or her heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or other general successor) held personally liable solely by reason of his or her being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the series itself would be unable to meet its obligations.

We consent to the filing of this opinion with and as part of your Registration Statement relating to such offering and sale.

Very truly yours,

/s/ Ropes & Gray LLP
Ropes & Gray LLP